Exhibit 99.1

Tiziana Life Science Plc (the “Company”)

Proposed Cancellation from AIM

New York/London, 13 January 2020 – Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS), a biotechnology company focusing on the discovery and development of innovative therapeutics for inflammation and oncology indications, announces that it has appointed advisers in relation to an intended redomicile of the Company to Bermuda which is anticipated to occur by Q2-2020, as a consequence of the redomicile the Company will not be seeking to re-admit its ordinary shares on AIM and will therefore seek shareholder consent for its shares to be cancelled from AIM when the redomicile occurs. A further announcement will be made in due course.

Furthermore, the Company intends to cancel its ADR program and have its Bermuda common shares listed on Nasdaq.

The Company is today attending the J.P. Morgan Healthcare Conference in San Francisco, a copy of the investor presentation that is being used by the Company is available for download from its website at www.tizianalifesciences.com.

About Tiziana Life Sciences

Tiziana is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 mAbs in clinical development in the world. This compound has potential application in a wide range of autoimmune and inflammatory diseases, such as crohn’s disease (CD), nonalcoholic steatohepatitis (NASH), primary biliary cholangitis (PBS), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable.

For more information go to http://www.tizianalifesciences.com

The person who arranged for the release of this announcement on behalf of the Company was Kunwar Shailubhai, CEO of Tiziana.

Contacts:

Tiziana Life Sciences plc

Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser)	+44 (0)20 7213 0883

Liam Murray / Jo Turner

Shore Capital (Broker)	+44 (0)20 7408 4050

Antonio Bossi / Fiona Conroy